Exhibit (a)(iv)

Home Office & Financial Advisor DPF Self-Tender Email

(Send November 12th to DPF Home Offices & Financial Advisors

who have clients invested in DPF’s Class E shares;

to come from Dividend Capital)

Subject: Dividend Capital Diversified Property Fund Increased Liquidity

Dividend Capital Diversified Property Fund Increased Liquidity

In an effort to offer greater liquidity to Dividend Capital Diversified Property Fund (DPF) “Class E” shareholders, DPF’s board of directors has authorized, effective November 12, 2015, an amendment to the current Class E Share Redemption Program (SRP) and the commencement of a Tender Offer to purchase up to $20 million of Class E shares at a price of $7.39 per share that expires on December 23, 2015.

By offering to purchase Class E shares through this Tender Offer, DPF is able to provide approximately $10 million more of liquidity than would have been available for the fourth quarter pursuant to the Class E SRP. Except for reasons of death and disability, Class E stockholders seeking to redeem their shares can only do so for the fourth quarter through this Tender Offer.

We apologize in advance for any inconvenience, but if your clients have already submitted a request for redemption through the existing Class E SRP for reasons other than death and disability, their request will not be honored. In order to be eligible for redemption through the Tender Offer, investors must obtain the tender offer materials (link to the Tender Offer site) and submit the required Letter of Transmittal Form in accordance with the terms of the Tender Offer.

Attached is the letter (LINK TO SHAREHOLDER LETTER) that was sent to all Class E shareholders regarding these changes.

If you have any questions regarding these changes, please don’t hesitate to contact us at 866.DCG.REIT (324.7348).

For broker/dealer use only — not for public distribution. This communication shall not constitute an offer to sell or a solicitation of an offer to buy. An offer may only be made by means of a final prospectus. This communication is for broker-dealer use only and is intended solely to provide an update to broker-dealers concerning certain factual information about the issuer. This communication should not be reproduced, distributed, or otherwise shared with investors.